Consortium Finance Securities LLC

Notes to the Financial Statements

December 31, 2015

1. **Organization**

   Consortium Finance Securities LLC (the "Company") was organized as a Delaware limited liability company on May 11, 2011, and was registered with the Securities and Exchange Commission as a securities broker dealer on February 21, 2013. The Company is owned by its sole member, Consortium Finance Advisors, LLC (the "Member") and operates in Orinda, California. The Company provides financial advisory and related services.

2. **Significant Accounting Policies**

   ### Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   ### Accounts Receivable
   The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

   ### Transaction Fees
   Transaction fees are earned from providing financial advisory services to clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

   ### Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   ### Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   ### Income Taxes
   The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2011.

3. **Net Capital Requirements**

   The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $21,341which exceeded the requirement by $16,341.

Consortium Finance Securities LLC

Notes to the Financial Statements

December 31, 2015

4. **Risk Concentration**

   For the year ended December 31, 2015, approximately 96% of the Company revenue was earned from two clients.

   At various times during the year, the Company's cash balance may exceed the FDIC insurance limits.

5. **Related Party Transaction**

   Consortium Finance, LLC ("CF"), a company under common control, provides office space and pays most overhead expenses for the Company. The Company is not obligated to reimburse CF. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

   During the year the Company paid CF $495,658 for consulting related services. During the year, $500,000 of commissions expense was paid directly to the owners of CF who are registered representatives of the Company.

6. **Subsequent Events**

   The Company has evaluated subsequent events through February 18, 2016, the date which the financial statements were issued.